June 27, 2022

Mr. John Stickel

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartesian Growth Corporation
Amendment No 1. to Registration Statement on Form S-4
Filed May 13, 2022
File No. 333-262644

Dear Mr. Stickel:

On behalf of our client, Cartesian Growth Corporation, a Cayman Islands exempted company (the “Company” or “Cartesian”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated June 6, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 of the Company (File No. 333-262644) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Form S-4 filed May, 13, 2022 General

1.

Please discuss the potential impact on the transaction related to the resignation of BofA Securities, Inc. Also, disclose the role BofA Securities, Inc. played in the various transactions as your financial advisor in the background of the business combination section beginning on page 126 consistent with your response to prior comment 14. Please note that the comments in this letter apply to BofA Securities and its subsidiaries and affiliates in any capacity. We note the disclosure on page 132 that preliminary due diligence findings were delivered to Cartesian from its advisors during the months of June and July, 2021. Please clarify which advisors you are referring to that provided preliminary due diligence findings.

Cartesian Growth Corporation

June 27, 2022

The Company does not expect that the mutual termination of the engagements of BofA Securities, Inc. (together with its subsidiaries and affiliates, “BofA Securities”) (the “Termination”) will have any significant adverse impact on the Business Combination. BofA Securities did not provide any assistance regarding and had no involvement in connection with the Business Combination prior to September 9, 2021, only ten days before announcement of the Business Combination. Prior to that, the Company and its other advisors were engaged in ongoing evaluation and negotiation regarding the Business Combination for nearly five months without any involvement by BofA Securities. Beginning September 9, 2021, when the process toward announcement of the Business Combination was in its final phase, BofA Securities began providing limited services to the Company (such as general advice regarding the Target Companies, their businesses and the Business Combination, as well as reviewing the Company’s investor presentation materials for use following announcement; advice concerning industry context; participation in discussions related to the Target Companies’ businesses, including regarding illustrative valuations, financial benchmarking for select metrics and competitive landscape benchmarking; advice regarding financing alternatives for the Company; and the arranging of post-announcement meetings with investors and conveying feedback from such investors to the Company), and such services were substantially complete at the time of the Termination. BofA Securities was not engaged to provide and did not provide any assistance in connection with the PIPE or any other financings in connection with the Business Combination. BofA Securities did not engage in any due diligence regarding the Target Companies for or on behalf of the Company or provide the Company with any due diligence reports or due diligence materials regarding the Target Companies. Due diligence on behalf of the Company was conducted by Company management as well as certain of its other advisors. The Company did not expect that BofA Securities would play a role in the Closing process or otherwise continue to meaningfully participate in the Business Combination as an advisor to the Company, and the Company does not intend to retain any other additional financial advisors or capital markets advisors in connection with the Business Combination.

BofA Securities did not communicate or indicate to the Company or the Target Companies, and neither the Company nor any of the Target Companies are aware of any reason to believe, that the Termination was the result of any dispute or disagreement with the Company or the Target Companies, or any matters relating to the Company’s or the Target Companies’ businesses, operations, prospects, policies, procedures or practices, or the contents of the Amended Registration Statement.

In response to the Staff’s comment, we have revised our disclosure on page 141 of the Amended Registration Statement to clarify that preliminary due diligence findings were delivered to the Company from GT, Grant Thornton, and A&M during the months of June and July, 2021.

In response to the Staff’s comment, we have supplemented our disclosure on pages 152 and 153 of the Amended Registration Statement to further describe the role of BofA Securities and the circumstances around the Termination.

Cartesian Growth Corporation

June 27, 2022

2.

If BofA Securities, Inc. advised you on the business combination and related transactions, please add a risk factor that the board of directors engaged with an advisor who assisted in their consideration of the transaction who have subsequently withdrawn, and explain whether the board has undertaken any additional procedures in reviewing the recommendation in light of the withdrawal of its advisor on whom it relied. If not, please disclose why the board did not opt to revisit the information on which they advised and discuss the risks to investors.

Although BofA Securities was engaged as a capital markets advisor and financial advisor to the Company, BofA Securities provided limited services to the Company until the Termination. BofA Securities did not meet with or make any recommendations to the Company’s board of directors regarding the Business Combination. BofA Securities did not prepare any financial or other information that was provided to the Company’s board of directors. The Company’s board of directors did not rely on BofA Securities or any materials prepared by BofA Securities in their consideration of the Business Combination.

We have provided disclosure on pages 87 and 88 of the Amended Registration Statement to discuss risks related to the Termination as follows:

“The mutual termination of BofA Securities’ engagements as a capital markets advisor and financial advisor to Cartesian may indicate that it is unwilling to be associated with the disclosure in this proxy statement/ prospectus or the underlying business or financial analysis related to the Business Combination, and no shareholder or investor should place any reliance on the fact that BofA Securities was involved with any aspect of the Business Combination.

On May 13, 2022, Cartesian and BofA Securities mutually agreed to terminate BofA Securities’ engagements as a capital markets advisor and financial advisor to Cartesian. Pursuant to the termination agreement, dated May 13, 2022, (i) BofA Securities ceased to act and no longer acts in any capacity or relationship contemplated under its engagement letters or in which BofA Securities has otherwise been described in this proxy statement/prospectus as acting or agreeing to act with respect to the Business Combination; (ii) BofA Securities waived the fees to which it would have been entitled under the engagement letters, including a cash fee of $3 million contingent upon the consummation of the Business Combination (including any fee payable to BofA Securities for a closing of the Business Combination occurring after the termination of BofA Securities’ engagement); and (iii) BofA Securities will not be responsible for any portion of Cartesian’s registration statement on Form S-4 in connection with the Business Combination. Most of such fees relate to services already performed. As is customary, certain provisions of the engagement letters survive termination, including Cartesian’s obligations to (i) indemnify BofA Securities from and against any losses and claims arising out of, or in connection with, the services provided under the engagement letters and (ii) reimburse BofA Securities for expenses incurred in connection with its engagements prior to termination. On the same day, BofA Securities also delivered a notice to the SEC pursuant to Section 11(b)(1) under the Securities Act. Neither the Company nor any of the Target Companies expresses a view as to the reasons for the decision by BofA Securities to terminate its engagement and waive the fees to which it would have been entitled. See “Proposal One—The Business Combination Proposal—Termination of BofA Securities’ Engagements” for more details on the termination and BofA Securities’ roles and responsibilities prior to the termination.

Cartesian Growth Corporation

June 27, 2022

The termination of BofA Securities’ engagements as a capital markets and financial advisor to Cartesian may indicate that it is unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business or financial analysis related to the Business Combination. Subsequent to the termination, Cartesian asked BofA Securities to provide a letter stating whether it agrees with disclosure regarding the termination of the engagements. BofA Securities has declined to provide the letter and has not otherwise confirmed whether it agrees with the disclosure made in this proxy statement/prospectus relating to the termination. Therefore, there can be no assurances that BofA Securities agrees with such disclosure, and no inference can be drawn to this effect. No investor or shareholder should place any reliance on the fact that BofA Securities was previously involved with any aspect of the Business Combination described in this proxy statement/prospectus.”

3.

If BofA Securities, Inc. advised you on the business combination and related transactions, please disclose its role in preparing the financial information shared with the board of directors, and disclose whether the board of directors considered assessing the financial information again in light of the financial institution’s unwillingness to be associated with it in any way. Please also disclose that a resignation signifies that the financial institution is unwilling to be associated with the underlying work and disclosure; accordingly, investors should not place any reliance that any third party has participated in the preparation or analysis of this information.

Although BofA Securities was engaged as a capital markets advisor and financial advisor to the Company, BofA Securities provided limited services to the Company until the Termination. BofA Securities did not meet with or make any recommendations to the Company’s board of directors regarding the Business Combination. BofA Securities did not prepare any financial or other information that was provided to the Company’s board of directors. The Company’s board of directors did not rely on BofA Securities or any materials prepared by BofA Securities in their consideration of the Business Combination.

As indicated in our response to comment 2 above, we have provided disclosure on pages 87 and 88 of the Amended Registration Statement to discuss risks related to the Termination.

4.

We note your disclosure on page 142 that BofA Securities Inc. waived its fees under its engagement letters. To the extent that such fees relate to services that have already been rendered, please add a risk factor that discloses that such services have already been rendered, yet BofA Securities Inc. is waiving such fees and disclaims responsibility for the Form S-4 registration statement. Clarify the unusual nature of any such fee waiver and the impact of it on the evaluation of the business combination.

As indicated in our response to comment 2 above, we have provided disclosure on pages 87 and 88 of the Amended Registration Statement to discuss risks related to the Termination.

Cartesian Growth Corporation

June 27, 2022

5.

Please tell us whether you are aware of any disagreements with BofA Securities Inc. and any other of the advisors referred to in the registration statement regarding the disclosure in the financial statements in the Form S-4 registration statement.

The Company is not aware of any disagreements with BofA Securities or between BofA Securities and any other of the advisors referred to in the Amended Registration Statement regarding the disclosure in the financial statements or otherwise in the Amended Registration Statement.

6.

Please tell us whether BofA Securities, Inc. was involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying the disclosure in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the projected financial information beginning on page 147. If so, clarify its involvement, whether it has retracted any work product associated with the transaction, and also include a risk factor describing its role in connection with the preparation of the registration statement and that they disclaim any liability in connection with such disclosure included in the registration statement.

Although BofA Securities, during the time of its engagements as capital markets advisor and financial advisor, was included on correspondence regarding prior drafts of the Amended Registration Statement as a member of the working group and in such capacity may have provided limited input or commentary, BofA Securities was not substantively or meaningfully involved in the preparation of any disclosure that is included in the Amended Registration Statement, including any analysis underlying the disclosure in the Amended Registration statement, or any material underlying disclosure in the Amended Registration Statement, including but not limited to the projected financial information.

As indicated in our response to comment 2 above, we have provided disclosure on pages 87 and 88 of the Amended Registration Statement to discuss risks related to the Termination.

7.

Please provide us with the engagement letter with BofA Securities, Inc. Please disclose any ongoing obligations pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on you in the registration statement.

We are supplementally providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Securities Exchange Act, copies of the engagement letters with BofA Securities. Such engagement letters shall not be filed or deemed part of the Amended Registration Statement. In response to the Staff’s comments, we have supplemented our disclosure on pages 152 and 153 of the Amended Registration Statement to describe the relevant provisions that survive the Termination and indicate that we do not expect such surviving provisions to have any significant impact.

Cartesian Growth Corporation

June 27, 2022

8.

Please provide us with a letter from BofA Securities, Inc. stating whether it agrees with the statements made in your prospectus related to its resignation and, if not, stating the respects in which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA Securities, Inc. and whether it either agrees or does not agree with the conclusions and the risks associated with such outcome. If it does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors.

Additionally, please indicate that you will not speculate about the reasons that BofA Securities, Inc. withdrew from its role as financial advisor and forfeited its fees, if applicable, after doing substantially all the work to earn its fees, as applicable.

BofA Securities, communicating through its counsel (Shearman & Sterling LLP), has declined to (i) review the disclosure in the Amended Registration Statement pertaining to the Termination or otherwise and (ii) provide any letter stating whether it agrees with such disclosure, which in its view would be inconsistent with the withdrawal letter BofA Securities provided to the SEC under Section 11(b)(1) of the Securities Act. In response to the Staff’s comments, we have supplemented our disclosure on pages 152 and 153 of the Amended Registration Statement to indicate that BofA Securities has declined to respond to our request.

BofA Securities did not communicate or indicate to the Company or the Target Companies, and neither the Company nor any of the Target Companies are aware of any reason to believe, that the Termination was the result of any dispute or disagreement with the Company or the Target Companies, or any matters relating to the Company’s or the Target Companies’ businesses, operations, prospects, policies, procedures or practices, or the contents of the Amended Registration Statement.

Have the Target Companies ever operated as a combined business?, page 20

9.	We note your response to prior comment 5 and reissue in part. To the extent applicable, please describe any affiliation between the companies.

In response to the Staff’s comments, the Company respectfully submits that any affiliation between the Companies is described on pages 20 and pages 89 and 90 of the Amended Registration Statement. The Company has expanded its disclosure on page 20 of the Amended Registration Statement to provide the additional disclosure that is included on page 90 of the Amended Registration Statement.

Cartesian Growth Corporation

June 27, 2022

What vote is required to approve each proposal at the Special Meeting?, page 31

10.

We note your response to prior comment 7 and reissue in part. Consistent with your disclosure on page 122, please discuss here what percentage of public shareholders need to vote in favor of the Business Combination Proposal and Domestication Proposal in order to approve the proposals. In that regard we note that your Sponsor, directors and officers have agreed to vote any Founder Shares or Ordinary Shares owned by them in favor of the proposals.

In response to the Staff’s comments, the Company has supplemented its disclosure on pages 32 through 34 of the Amended Registration Statement to state the percentage of Public Shareholders that are needed to vote in favor of the Business Combination Proposal and Domestication Proposal (and the other proposals to be voted upon at the special meeting) in order to approve such proposals.

Summary of the Proxy Statement/Prospectus, page 36

11.

We note your response to prior comment 8. Consistent with the graphic depictions beginning on page 230, please provide a graphic depiction of the Target companies and Cartesian prior to the business combination in the summary, and also include a post- combination organizational chart that includes the percentage of voting power that Cartesian’s current public shareholders will have, taking into account the voting power of any Class B shares, in the summary.

In response to the Staff’s comments, the Company has amended its disclosure on pages 48 through 50, 190 through 192 and 246 through 248 of the Amended Registration to include the requested graphical depictions.

Unaudited Pro Forma Condensed Combined Financial Information, page 223

12.

We note the resignation of BofA Securities, Inc. Please expand your disclosures associated with the pro forma information that begins on page 223 to fully describe the implications of these resignations on your ability to complete the transaction as currently described in the registration statement. For example, please address the following points.

•

Describe the services that you had arranged to obtain from BofA Securities, Inc. that are yet to be provided in order to earn the fees that you indicate would be forfeited, and disclose what consideration was given to hiring a new financial advisor.

Cartesian Growth Corporation

June 27, 2022

•	Identify any facets of the minimum and maximum redemption scenarios that could change as either a direct or indirect result of the resignation.

•

Describe the extent to which the availability of financing that is currently contemplated could be curtailed, how you would expect to manage such change, and indicate the thresholds at which the transaction may not proceed if this becomes a possibility.

In response to the Staff’s comments, we respectfully submit that the Company does not expect the Termination to have any significant impact on the Company’s ability to complete the Business Combination as currently described in the Amended Registration Statement, including the section “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION”. As noted in the response to Comment #1 above, we have supplemented our disclosure on pages 152 through 153 of the Amended Registration Statement to further describe the role of BofA Securities, the circumstances around the Termination, and the implications of the Termination on the Company’s ability to complete the Business Combination. As described above and beginning on page 152 of the Amended Registration Statement, beginning on September 9, 2021, when the process toward announcement of the Business Combination was in its final phase, BofA Securities began providing limited services to the Company (such as general advice regarding the Target Companies, their businesses and the Business Combination, as well as reviewing the Company’s investor presentation materials for use following announcement; advice concerning industry context; participation in discussions related to the Target Companies’ businesses, including regarding illustrative valuations, financial benchmarking for select metrics and competitive landscape benchmarking; advice regarding financing alternatives for the Company; and the arranging of post-announcement meetings with investors and conveying feedback from such investors to the Company), and such services were substantially complete at the time of the Termination. BofA Securities was not engaged to provide and did not provide any assistance in connection with the PIPE or any other financings in connection with the Business Combination. BofA Securities did not engage in any due diligence regarding the Target Companies for or on behalf of the Company or provide the Company with any due diligence reports or due diligence materials regarding the Target Companies. The Company did not expect that BofA Securities would play a role in the Closing process or otherwise continue to meaningfully participate in the Business Combination as an advisor to the Company, and the Company does not intend to retain any other financial advisors or capital markets advisors in connection with the Business Combination. The Company does not believe that (i) any facets of the minimum and maximum redemption scenarios could change as either a direct or indirect result of the Termination or (ii) the availability of financing currently contemplated in connection with the Business Combination could be curtailed as a result of the Termination.

Cartesian Growth Corporation

June 27, 2022

13.	Please update your pro forma ownership table on page 225 to include related shares.

In response to the Staff’s comment, the pro forma ownership table on page 239 has been updated to include the related shares in addition to the percentage interests.

Note 1. Description of the Business Combination, page 232

14.

Please update your diagram that depicts the Company’s organizational structure immediately following the Completion of the Business Combination to include both voting and economic ownership percentages.

In response to the Staff’s comments, the Company has amended its disclosure on pages 48 through 50, 190 through 192 and 246 through 248 of the Amended Registration Statement to include the requested graphical depictions.

15.

In your Sources and Uses of Funds for the Business Combination on page 233, please tell us and disclose how you determined the amounts of estimated sources of funds for existing shareholder rollover equity and sponsor and independent directors.

In response to the Staff’s comments, the Company has amended its disclosure on pages 47 through 48 and page 249 of the Amended Registration Statement to disclose how the amounts of estimated sources of funds for (i) existing shareholder rollover equity and (ii) the Sponsor and independent directors were determined.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 245

16.

We note your response to prior comment 20. Please explain how the $9.2 million tax receivable agreement bridges the $52 million difference between the amount of consideration offered disclosed in the footnote ($1,131) million and the amount disclosed on page 155 of the filing ($1,079) million. Further, regardless of what comprises the difference, tell us why amounts disclosed for total consideration offered are not the same throughout the filing.

In response to the Staff’s comments, the $1,079,900,000 as disclosed on page 166 of the filing represents the Companies Enterprise Value as defined in the Business Combination Agreement (“BCA”), whereas the amount of consideration offered disclosed in the footnote on page 267 represents the Companies Equity Value as defined in the BCA. More specifically, Companies Enterprise Value is one component in the calculation of Companies Equity Value. Under the BCA, the Companies Equity Value means an amount equal to (a) the Companies Enterprise Value, plus (b) the Cash of the Companies and the Company Subsidiaries as of the

Cartesian Growth Corporation

June 27, 2022

Reference Time, minus (c) the Indebtedness of the Companies and the Company Subsidiaries as of the Reference Time, plus (d) the Available Cash, plus (e) the amount of any Additional Banking Fees, plus (f) the amount of the Alvarium Reorganization Expenses not to exceed the Alvarium Reorganization Expenses Cap, plus (g) the Public Market Readiness Expenses not to exceed an aggregate amount of $7,400,000, plus (h) an amount equal to the Transaction Expenses Adjustment, minus (i) the New Shareholder Equity Value.

17.

We note your response to prior comment 21. Please address the second part of our comment. Specifically, to the extent entities are identified inconsistently within the filing, revise to provide a consistent description.

In response to the Staff’s comments, the Company has reviewed the entities identified within the filing. No inconsistencies were identified and therefore no revision to the description was made.

18.

You disclose in footnote (e) that the adjustment for $100 million represents the secondary purchase of partnership interests in Alvarium Tiedemann, or the Aggregate Cash Consideration to be distributed to the members of the TIG Entities and TWMH. You also disclose on page 2, that Alvarium Tiedemann means the Company after it has been renamed “Alvarium Tiedemann Holdings, Inc.” Please clarify how the use of the $100 million is for partnership interests in Alvarium Tiedemann when it is to be distributed to the members of the TIG Entities and TWMH.

In response to the Staff’s comments, the Company has revised footnote (e) on page 266 to identify the entity in which the partnership interests were purchased as “Umbrella”. The Company will use $100.0 million of Available Cash to purchase Existing Shareholder Rollover Equity in Umbrella.

19.

In your disclosure of footnote (f) please disclose the following if true, that total consideration for allocation of $1,131.1 million excluding the fair value of earn-out consideration of $109.6 million represents the $1,012 million adjustment to additional paid-in-capital and non-controlling interest in subsidiaries adjustment of $543.7 million represents Umbrella Class B common units held by TWMH and TIG Entities Members.

In response to the Staff’s comments, the Company has revised footnote (f)(6) on page 268 as follows:

Cartesian Growth Corporation

June 27, 2022

Total consideration for allocation of $1,135.1 million and $1,134.6 million under the No Redemptions and Maximum Redemptions scenarios, respectively, excluding the fair value of earn-out consideration of $112.9 million and $112.5 million under the No Redemptions and Maximum Redemptions scenarios, respectively, and excluding the fair value of the TRA of $9.9 million, represents the equity value of $1,012.3 million. The $1,012.3 million No Redemptions equity value is comprised of the following: $368.6 million of Class A Common stock of Alvarium Tiedemann issued to Alvarium shareholders and the Sponsor, $100.0 million of cash consideration paid under the secondary purchase to acquire partnership interests in Umbrella, and $543.7 million of Umbrella Class B common units to be issued to the TWMH and TIG Entities Members. The $1,012.3 million Maximum Redemptions equity value is comprised of the following: $355.7 million of Class A Common stock of Alvarium Tiedemann issued to Alvarium shareholders and the Sponsor, $100.0 million of cash consideration paid under the secondary purchase to acquire partnership interests in Umbrella, and $556.5 million of Umbrella Class B common units to be issued to the TWMH and TIG Entities Members.

20.	We note your response to prior comment 20. Please disclose in footnotes (f)(1) and (f)(5), the share consideration issued in the business combination to each respective party.

In response to the Staff’s comments, footnotes (f)(1) and (f)(5) on page 267 and page 268, respectively, have been updated to include the share consideration issued in the business combination to the respective parties.

Note 5- Earnings/Loss per Share, page 250

21.

We note your response to prior comment 22. Please remove the historical book value per share of Cartesian as we do not believe this is a useful metric when compared to proforma combined book value per share. Also, please disclose that your Class B shares have not been included in your calculation of Economic shares outstanding as they are voting only shares.

In response to the Staff’s comments, the Company has revised pages 273 through 275 of the Amended Registration Statement to remove the historical book value per share of Cartesian. The Company has also disclosed that Class B shares are not included in the calculation of economic shares outstanding since they are voting only shares.

Cartesian Growth Corporation

June 27, 2022

Business of Alvarium Tiedemann, page 268

22.

We note your response to prior comment 24. Please provide an itemized analysis providing your calculations with respect to the value of Alvarium Tiedemann’s subsidiaries’ assets (exclusive of government securities and cash items) on an unconsolidated basis, as per Section 3(a)(1)(C) of the 1940 Act. For example, please provide a calculation of the asset values (in USD) representing Alvarium Tiedemann’s 81.3% ownership interest in its subsidiaries, Alvarium Asset and Alvarium Wealth.

With respect to the value of Alvarium Tiedemann’s subsidiaries’ assets (exclusive of government securities and cash items) as of December 31, 2021, the following provides an itemized analysis including our calculations with respect to the value of such subsidiaries’ assets. In particular, we have provided a calculation of the asset values in USD representing Alvarium Tiedemann’s 81.3%. All capitalized terms have the meanings given to them in the Company’s responses to the comments of the Staff communicated to the Company, dated May 13, 2022 (“Response Letter”).

As described in the Response Letter, following the Business Combination, Alvarium Tiedemann will operate a “multi-disciplinary financial services business, with a diverse array of investment, advisory, and administrative capabilities with which [it] serve[s] [its] clients and investors” indirectly through two wholly-owned subsidiary intermediate holding companies, Alvarium Wealth and Alvarium Asset.

As shown below, Alvarium Tiedemann wholly owns two subsidiaries, Alvarium Wealth and Alvarium Asset. The good assets of these two subsidiaries, 97.8% and 83.6% respectively, represent 81.3% of the value of Alvarium Tiedemann’s assets, on an unconsolidated basis (not including cash items and government securities).

Itemized analysis regarding Alvarium Wealth and Alvarium Asset is as follows:

Alvarium Wealth

As described in the Response Letter, 97.8% of the value of Alvarium Wealth’s assets consist of direct or indirect majority-owned subsidiaries that are AT Operating Entities, and such subsidiaries are directly or indirectly controlled by Alvarium Tiedemann by way of Alvarium Wealth. Specifically, Alvarium Wealth will wholly own the following four operating entities: Alvarium Wealth Management Non-UK Ltd, Alvarium Wealth Management UK Ltd, Alvarium T&A Non UK, LLC, and Alvarium PO Limited.

Cartesian Growth Corporation

June 27, 2022

Name	Group interest held by	Numerator (investment securities)	Denominator (total assets, less certain exclusions described below)	Investment Securities %	Good / Bad Asset Re: 40% Test
Alvarium Wealth Management Holdings, LLC (Delaware)	Alvarium Tiedemann Holdings, LLC (Delaware)	$11,971,115	$542,943,000	2.2%	Good

Alvarium Asset

As described in the Response Letter, 83.6% of the value of Alvarium Asset’s assets, on an unconsolidated basis (not including cash items and government securities), consists of direct or indirect majority-owned or wholly-owned subsidiaries that are AT Operating Entities, and such subsidiaries are directly or indirectly controlled by Alvarium Tiedemann by way of Alvarium Asset.

Name	Group interest held by	Numerator (investment securities)	Denominator (total assets, less certain exclusions described below)	Investment Securities %	Good / Bad Asset Re: 40% Test
Alvarium Asset Management Holdings, LLC (Delaware)	Alvarium Tiedemann Holdings, LLC	$89,817,000	$548,860,000	16.4%	Good

External Strategic Managers

Alvarium Tiedemann will have non-majority interests in External Strategic Managers, consisting of Romspen Investment Corporation, Zebedee Capital Partners, LLP, and Arkkan Opportunity Fund, Ltd. Additional detail regarding assets with respect to the 40% Test are set forth below.

Name	Group interest held by	Numerator (investment securities)	Denominator (total assets, less certain exclusions described below)	Investment Securities %	Good / Bad Asset Re: 40% Test
Romspen Investment Corporation	Alvarium Tiedemann	$74,497,000	$74,497,000	100%	Bad
Zebedee Capital Partners, LLP	Alvarium Tiedemann	$35,520,000	$35,520,000	100%	Bad
Arkkan Opportunity Fund, Ltd.	Alvarium Tiedemann	$15,887,000	$15,887,000	100%	Bad

Cartesian Growth Corporation

June 27, 2022

The total of Alvarium Wealth, Alvarium Asset, and the External Strategic Managers, which amounts to 100% of the value of Alvarium Tiedemann’s subsidiaries’ assets is as follows:

Name	Numerator (investment securities)	Denominator (total assets, less certain exclusions described below)	Investment Securities %	Good Assets
Alvarium Wealth Management Holdings, LLC (Delaware)	$11,971,115	$542,943,000	2.2%	97.8%
Alvarium Asset Management Holdings, LLC (Delaware)	$89,817,000	$548,860,000	16.4%	83.6%
Romspen Investment Corporation	$74,497,000	$74,497,000	100%	0%
Zebedee Capital Partners, LLP	$35,520,000	$35,520,000	100%	0%
Arkkan Opportunity Fund, Ltd.	$15,887,000	$15,887,000	100%	0%
Total	$227,692,115	$1,217,707,000	18.7%	81.3%

Numerator (investment securities) – Investment securities are comprised of (i) interests in certain subsidiaries of Alvarium Wealth Management Non-UK Ltd and Alvarium Wealth Management Uk Ltd; (ii) interests in certain subsidiaries of Alvarium RE Limited; and (iii) the fair value of interests in External Strategic Managers. As of December 31, 2021, the aggregate value of such assets was approximately $227,692,115.

Denominator (total assets, less certain exclusions) – Total assets are comprised of: (i) interests in Alvarium Wealth & Asset and (ii) the fair value of interests in External Strategic Managers. As of December 31, 2021, the aggregate value of items was approximately $1,217,707,000.

Excluded from Numerator and Denominator – Cash bank deposits have been excluded from both the numerator and denominator in calculating the Company’s 40% Test. As of December 31, 2021, the aggregate value of cash bank deposits was approximately $33,912,000.

Cartesian Growth Corporation

June 27, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations for TWMH, page 327

23.

We note your response to prior comment 27. With a view of providing investors with insight into underlying revenues trends, please tell us and revise your disclosures as necessary, how your clients evaluate the performance of their investment accounts managed by you, and how such evaluation could impact related revenues.

In response to the Staff’s comments, the Company has revised the disclosure for TWMH on page 357 of the Amended Registration Statement to provide additional context on how clients evaluate the performance of their investment accounts managed by the Company and the impact that evaluation has on our revenues, as follows:

“Client portfolios are constructed with long-term investment horizon and are typically reviewed quarterly, and sometimes monthly. The long-term performance versus the stated targets is typically reviewed against the trailing periods, (e.g., 3-5 years) and the target risk profile is also reviewed periodically to insure continued appropriateness. If a client is dissatisfied with the performance of their portfolio or any other aspect of the service being provided by the company, they reserve the right to terminate the relationship with TWMH at any point. Generally, clients view a fixed basis point fee structure as an aligned structure, with revenues growing or being reduced directionally along with the asset base of the client portfolio.”

24.

You disclose that the increase in general, administrative and other expenses for TWMH for the year ended December 31, 2021 was attributable to $5.1 million of transaction expenses related to the Business Combination. We also note on page 333, that you adjust for transaction related costs of $4.6 million in your calculation of Adjusted EBITDA for TWMH. Please reconcile this difference and revise your disclosures as necessary.

In response to the Staff’s comments, the Company has revised the disclosure for TWMH on page 360 of the Amended Registration Statement to reflect the $4.6 million of transaction expenses.

Cartesian Growth Corporation

June 27, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TIG Entities, page 340

25.

We acknowledge your response to our prior comment 32. Please tell us why the individual partners 49.37% Class D-1 equity interest is not presented as non-controlling interest in the TIG consolidated financial statements. Disclose the basis for the calculation of the affiliate profit-share in TIG Arbitrage as presented on page 350, including how such amount reconciles to the TIG consolidated financial statements. Further, in your non- GAAP reconciliation table provide a detailed explanation regarding the distinction between the 49.37% class D-1 equity interest and the remaining 50.63% equity interest in TIG arbitrage strategy. Also, change caption “c” on the face of the reconciliation table for “Affiliate profit-share in TIG Arbitrage” to caption “d” so it aligns with the disclosure provided beneath the table.

In response to the Staff’s comment, the D-1 Class equity entitles the holder to a distribution of 49.37% of the results of TIG Arbitrage and therefore is not reflected in the financial statements as non-controlling interest. The Company has updated Note 10 on page F-145 to disclose the rights of the Class D-1 equity. The Company has also updated footnote (d) page 383 to disclose the basis for the calculation of the affiliate profit-share. In addition, footnote (d) of the non-GAAP reconciliation table was revised to provide an explanation regarding the distinction between the 49.37% Class D-1 equity interest and the remaining 50.63% equity interest in TIG Arbitrage strategy. Finally, caption (c) on the face of the reconciliation table for “Affiliate profit-share in TIG Arbitrage” was changed to caption (d) so it aligns with the disclosure provided beneath the table.

Financial Statements of TWMG, page F-35

26.

Please tell us how the purchase and sale of investments of $1,138.7 million and $778.6 million as presented in the consolidated statements of cash flows reconciles to the investment activity in Notes 3. Variable Interest Entity, Note. 4 Amortization and impairment of assets and goodwill, and Note. 5 Investments at fair value.

In response to the Staff’s comments, the Company notes that purchases and sales of investments of $1,138.7 million and $778.6 million respectively, as presented in the Consolidated Statements of Cash Flows, relates entirely to Note 5. Investments at fair value. The following reconciliation demonstrates the effect of the purchases and sales of investments on the beginning and ending fair value of investments disclosed in Note 5.

Cartesian Growth Corporation

June 27, 2022

December 31, 2020 Investments at fair value	$666,637
Purchases of investments at fair value	1,138,722
Sales of investments at fair value	(778,636)
Net realized capital gain distributions	58,116
Unrealized losses	(39,567)
December 31, 2021 Investments at fair value	$1,045,273

The purchases and sales of investments at fair value are unrelated to the VIE disclosed in Note 3 and unrelated to the intangibles and goodwill disclosed in Note 4. Amortization and impairment of assets and goodwill. The cash flows related to the acquisition of Integrated Wealth Platform (IWP) are reflected in the “Cash acquired from consolidation of variable interest entity” and “Loss on acquisition of variable interest entity” lines in the Consolidated Statements of Cash Flows. Additionally, because IWP is consolidated, its cash flows are embedded within the other line items of the Consolidated Statements of Cash Flows.

27.

We note your response to prior comment 38. Specifically, that there was no upfront cash payment for the acquisition of your 40% interest in Constantia AG. However, you disclose in your filing that you made payments towards the acquisition of $1,236,076 and $1,206,855 in the years ended December 31, 2021 and 2020, respectively. Thus, please tell us where these payments are reflected in your statement of cash flows.

In response to the Staff’s comments, the Company notes that these amounts are reflected in the “(Decrease) in payable to equity method investees” line item in the Consolidated Statements of Cash Flows. The $1,206,855 for the period ended December 31, 2020 in Note 6. Equity Method Investments directly ties to the decrease reflected in the Consolidated Statements of Cash Flows. For the period ended December 31, 2021, the amounts reconcile as follows:

(in millions)

Cash payments during 2021 to Tiedemann Constantia AG	$1,236.1
Income recognized for providing services to Tiedemann Constantia AG	300.2
Interest accrued on liability to Tiedemann Constantia AG	(2.4)
December 31, 2021 (Decrease) in Payable to equity method investees	$1,533.9

Cartesian Growth Corporation

June 27, 2022

Financial Statements of TIG, page F-63

28.

We note your response to prior comment 36. The staff notes that providing revenue recognition disclosure in Management’s discussion and analysis does not permit omission of this information from the financial statements. As such, as it pertains to TIG, please revise your financial statements to include the information required by ASC 606-10-50-5.

In response to the Staff’s comments, the Company respectfully maintains that the original disclosure appropriately disaggregates revenue recognized from contracts with customers into categories that depict how the nature (management fees and incentive fees), amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as required by ASC 606-10-50-5. However, the Company has enhanced its disclosure on pages F-119 through F-121 to additionally disaggregate revenue on the basis of strategy, as requested by the Staff.

29.

Please tell us and disclose why the valuation methodology and techniques for Investment in Unaffiliated Management Companies as disclosed on page F-74 changed from the market approach, comparable companies and recent transactions in 2020 to discounted cash flow in 2021. Please also enhance your disclosures to provide a rollforward of these investments, and a narrative description of the uncertainty of the fair value measurements. Refer to ASC 820-10-50-2 (bbb)(i), (c), (d) and (g).

The methodology utilized for the December 31, 2020 valuations was primarily based on the market approach which utilized the specific implied multiples as of each individual investment date. We note that two of the investments in the Unaffiliated Investment Managers are revenue share agreements. Any observed data relating to public company multiples and transactions are based on equity investments. There is no direct correlation between a revenue share investment and an equity investment. Given the lack of observable data in the marketplace for revenue shares, the valuation methodology was changed to a discounted cash flow analysis as of the December 31, 2021 valuation date. The discounted cash flow analysis does not require any specific market trading data, and it is more specific to the particular investment cash flows.

The Company has revised the disclosures on pages F-126 to explain why the valuation methodology and techniques for Investment in Unaffiliated Management Companies was changed. The Company has also added a rollforward of these investments and a narrative description of the uncertainty of the fair value measurements consistent with ASC 820-10-50-2 (bbb)(i), (c), (d), and (g).

Cartesian Growth Corporation

June 27, 2022

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at (305) 579-0739.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc:	Peter Yu, Chief Executive Officer